Exhibit 99.1

Hi everyone,

My name is Grace Harlow and I am an Appraiser here at Masterworks.

I am delighted to announce our latest offering, a painting by the late artist, Matthew Wong. The Canadian painter was known for his energetic landscapes and interior scenes reminiscent of Post-Impressionist artists such as Vincent van Gogh.

In the wake of the artist’s passing in 2019 at the age of 35, Wong’s market has seen significant price growth and the artist has been the subject of several notable institutional shows. In October of 2022, the Dallas Museum of Art opened, “The Realm of Appearances,” the first retrospective and U.S. museum exhibition devoted to Wong’s work.

To provide investment quality offerings by the artist, our acquisitions team has reviewed over 25 examples of Matthew Wong’s works from around the world, many of which are priced in excess of $1 million. Of these examples, this is the third we have selected to be offered on the Masterworks platform.

The painting is titled “xLxoxtxuxsx” and was executed in 2017, two years before the artist’s tragic death. The canvas depicts a lush, abstracted landscape painted with impasto brushstrokes that create a sense of movement and fill the compositional space with vibrant color.

As of February 2023, examples similar in scale and execution to the Painting have sold in excess of $2 million at auction and include: “Untitled” (2017), which sold for $3.7 million at Christie’s, London in March of 2021, “Pink Wave” (2017), which sold for $2.9 million at Phillips, Hong Kong in June of 2022, and “Luminous Night” (2017), which sold for $2.2 million at Christie’s, New York in March of 2021.

Between June 2020 and June 2022, auction sales of similar works to our offering have increased at an estimated annualized appreciation rate of 44.3%. Between June 2020 and September 2022, the record auction price for Matthew Wong’s works has grown at a compound annualized rate of 68.3%.